[Mobility Electronics, Inc. Letterhead]
August 5, 2005
Kathleen Collins
Accounting Branch Chief
United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Mobility Electronics, Inc.
Form 10-K for Fiscal year Ended December 31, 2005
Filed March 11, 2005 (“Form 10-K”)
Form 10-Q for Fiscal Quarter Ended March 31, 2005
Filed May 10, 2005 (“Form 10-Q”)
Dear Ms. Collins:
     On behalf of Mobility Electronics, Inc. (the “Company”), this letter is in response to the comments contained in the Staff’s letter (the “Comment Letter”) dated July 26, 2005, regarding the Company’s above-identified Form 10-K and Form 10-Q filings.
     The responses set forth below correspond to the numbers assigned in the Comment Letter.
Form 10-K for the Fiscal Year Ended December 31, 2004
Note 2(c) Summary of Significant Accounting Policies
Revenue Recognition, page 44
1.	Disclosure on pages 2 through 6 indicates that you derive revenues primarily from the sale of your portable computing products. However, the last sentence in your revenue recognition policy states that ‘revenue from software and technology license fees is recognized over the term of the respective sales or license agreement.’ Explain to us the nature of these licensing transactions and what they include. Refer to the authoritative literature to support your accounting.
     Response: The table summarizing the Company’s revenue by product line in Note 16 on page 59 of Form 10-K references revenue earned from “Technology transfer fees”. These technology transfer fees relate primarily to services provided by Company

Kathleen Collins
August 5, 2005

engineers to customers in connection with the development of our various portable computing products. These revenues have been recognized based on the criteria outlined in Topic 13: Revenue Recognition, of the Codification of Staff Accounting Bulletins (Topic 13), which criteria includes: a) persuasive evidence of an arrangement exists, b) delivery has occurred or services have been rendered, c) the seller’s price to the buyer is fixed or determinable, and d) collectibility is reasonably assured. For the year ended December 31, 2004, technology transfer fee revenue represented less than one percent of consolidated revenue. In Note 11 of Form 10-Q, the Company combined its technology transfer fee category with “Accessories and other products” as technology transfer fees have continued to decline in significance with respect to other sources of revenue. If technology transfer fees become more significant in future periods, the Company will modify its revenue recognition policy footnote in future filings to indicate that technology transfer fees relate to the provision of engineering services, and that revenue from these services is recognized based on the criteria outlined in Topic 13.
     Prior to the disposition of the Company’s handheld software product line in September 2004, the Company recognized software license fee revenue in connection with the licensing of software to end-users and handheld device manufacturers in accordance with AICPA SOP 97-2, Software Revenue Recognition. Upon the disposition of this product line, the Company no longer entered into software license fee arrangements. All related revenue has been removed from the reported financial statements and reported as discontinued operations (see Note 14 on page 58 of Form 10-K). As the Company no longer engages in software licensing transactions, the Company will modify its revenue recognition policy footnote in future filings to exclude any reference to software license fee revenue.
2.	Disclosure on page 26 indicates that you offer price protection rights to certain customers. You state that you reduce your measurements of those sales ‘and the related cost of sales by [your] estimates of future returns and price protection.’ You further disclose that you record an allowance for sales returns in an amount equal to ‘the difference between the sales price and the cost of goods sold as a reduction of accounts receivable.’ Explain your basis in GAAP, including reference to the authoritative literature, for reducing cost of sales for returns and price protection. Also explain the methodology behind establishing an allowance in an amount equal to gross margin. In addition, tell us why you feel it is appropriate to record the gross margin on these transactions as an offset to accounts receivable. In your response, provide us examples of the debits and credits you record for these transactions and quantify the amounts recorded for each of the years presented.
     Response: The Company provides some, but not all, of its distribution channel customers with rights to return up to 15% of their prior quarter’s purchases, provided that these customers place a new order for equal or greater dollar value of the amount returned. Further, these agreements generally provide that the returned product must be unused, in unopened packages, and be comprised of products that are current and in-

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August 5, 2005

production. Accordingly, products returned under the terms of these agreements are, by definition, saleable products. The Company’s actual return experience was 2% of net revenue for fiscal 2004 and 1% of net revenue for each of the first and second quarters of 2005.
     The Company also has agreements with these same distribution channel customers that allow them to receive credit for subsequent price reductions, or “price protection.” Actual price protection credits granted to customers were less than 1% of net revenue for fiscal 2004, as well as for the first and second quarters of 2005.
     At the time the Company recognizes revenue, it reduces revenue for the gross sales value of estimated future returns, as well as its estimate of future price protection. The Company also reduces cost of revenue for the gross product cost of estimated future returns in accordance with Paragraph 6 of FASB Statement No. 48, Revenue Recognition When Right of Return Exists (SFAS No. 48), which states “[s]ales revenue and cost of sales reported in the income statement shall be reduced to reflect estimated returns.” Accordingly, the Company considers its revenue and cost of revenue to be properly stated in accordance with SFAS No. 48.
     The Company records an allowance for sales returns as a reduction of accounts receivable on its balance sheet. The reduction is equal to the sales value of estimated future returns and price protection less the cost of revenue associated with estimated future returns, or gross margin. Because the products that may be returned under the terms of the agreements are expected to be saleable, the Company believes it is appropriate to reflect only the gross margin impact of estimated future returns as a reduction to accounts receivable on its balance sheet. Further, because the allowance for sales returns balance at each reporting period throughout fiscal 2004 and through March 31, 2005 was no more than 1.2% of accounts receivable and 2.4% of inventory, the Company considers the balance sheet impact to be immaterial.
     The Company will modify its disclosure in future filings to clarify its accounting treatment for estimates of future returns and price protection.
     Following is an example, based on a hypothetical sales transaction. If the Company recorded a sale into the distribution channel in the amount of $1,000, with a related cost of sale of $600, and it estimated that 2% of that revenue would be subject to return, it would record the following journal entry to reflect its estimate of sales returns in accordance with SFAS No. 48:

	Debit	Credit
Revenue ($1,000 x 2%)	$20
Cost of revenue ($600 x 2%)		$12
Accounts receivable – allowance for returns (gross margin)		$8

	$20	$20

Kathleen Collins
August 5, 2005

     The following table quantifies the amounts recorded as reductions to revenue, cost of revenue and accounts receivable in connection with the Company’s estimates for sales returns, as well as the year end balances of the allowance for sales returns (amounts in thousands):

	Q1 2005	FY 2004	FY 2003	FY 2002
Revenue (debit)	$254	$1,345	$1,518	$(34)
Cost of revenue (credit)	122	865	915	(125)
Accounts receivable (credit)	132	480	603	91

Net	$0	$0	$0	$0

Allowance for sales returns balance at period end	$196	$183	$124	$211

Note 3(d) Acquisitions – Invision Software and Invision Wireless, page 50
3.	We note that you recorded a liability for the excess of the fair value of assets acquired over the initial consideration paid in connection with the Invision transaction. Disclosure in Note 3 states that the liability ‘will be reduced by future earn-out payments or reversed to income if the earn-out criteria are not met.’ Tell us how you considered the guidance in paragraph 46 of SFAS No. 141 in determining how to account for this liability once all contingencies have been settled. Explain why you will not first allocate the excess liability as a pro rata reduction of the amounts assigned to the assets acquired.
     Response: The earn-out period of the Invision Software and Invision Wireless acquisition expires three years from the date of acquisition on December 1, 2006. Accordingly, as the earn-out period has not expired, all reductions recorded to date to the earn-out liability relate to actual earn-out payments. Paragraph 46 of FASB Statement No. 141, Business Combinations (SFAS No. 141), states, “...When the contingency is resolved and the consideration is issued or becomes issuable, any excess of the fair value of the contingent consideration issued or issuable over the amount that was recognized as if it was a liability shall be recognized as an additional cost of the acquired entity. If the amount initially recognized as if it was a liability exceeds the fair value of the consideration issued or issuable, that excess shall be allocated as a pro rata reduction of the amounts assigned to assets acquired in accordance with paragraph 44. Any amount that remains after reducing those assets to zero shall be recognized as an extraordinary gain in accordance with paragraph 45.” If, upon expiration of the earn-out period, an excess liability remains, the Company acknowledges that excess liability would be properly first allocated as a pro rata reduction of the amounts assigned to the assets acquired. The Company will modify its disclosure in future filings to read as follows: “...which will be reduced by future earn-out payments. If earn-out criteria are not met, the excess liability will be allocated to the assets acquired on a pro rata basis.”

Kathleen Collins
August 5, 2005

Note 7 Intangible Assets, page 52
4.	It appears that you have recorded a number of adjustments that increase/decrease the gross values of certain intangible assets (including license fees, patents and trademarks and software) during 2004; however, we noted no disclosures about the acquisition/disposition of such intangible assets. In addition, we note an increase in goodwill during 2004 of $1.043 million which has been described as ‘miscellaneous direct acquisition costs’; however, we noted no acquisitions during 2004. Describe to us the nature of the adjustments to your intangible assets and the related accounting treatment. In addition, describe the nature of the ‘miscellaneous direct acquisition costs’ recorded as an increase to goodwill in 2004. Similarly address the adjustments and changes to these intangible assets and goodwill that occurred during the first quarter ended March 31, 2005.
     Response: Although the Staff’s comment references Note 7 Intangible Assets, page 52, the Company assumes that the portion of the comment relating to goodwill should reference Note 6 Goodwill, on page 51 of Form 10-K. Accordingly, the Company will respond to the comments relating to Note 7 and Note 6 separately.
     Response to Note 7 of Form 10-K: The increase in intangible assets during the year ended December 31, 2004 and the three months ended March 31, 2005 are the result of purchases of technology and software licenses, and legal fees incurred in connection with the filing and maintenance of the Company’s patents and trademarks. None of the increase resulted from business combinations. As a result, the Company’s disclosures related to intangible assets are in accordance with paragraph 44 of FASB Statement No. 142, Goodwill and Other Intangible Assets (SFAS No. 142), which states “[f]or intangible assets acquired either individually or with a group of assets, the following information shall be disclosed in the notes to the financial statements in the period of acquisition: (a) For intangible assets subject to amortization: (1) The total amount assigned and the amount assigned to any major intangible asset class (2) The amount of any significant residual value, in total and by major intangible asset class (3) The weighted-average amortization period, in total and by major intangible asset class . . . .” During 2004, the Company disposed of its handheld software product line. Accordingly, gross and net values of all intangible assets associated with this product line were reduced in connection with that disposition. The impact of the disposition of the handheld software product line on gross and net intangible assets is disclosed in Note 7 on page 52 of Form 10-K.
     Response to Note 6 of Form 10-K: The ‘miscellaneous direct acquisition costs’ totaling $1.043 million are attributable to two items:
1)	SEC investigation of former iGo directors and officers: During the year ended December 31, 2004, the Company recorded $689,000 of miscellaneous direct acquisition costs relating to legal fees incurred by the Company in connection with an SEC investigation involving former directors and officers of iGo

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August 5, 2005

Corporation that was initiated prior to the Company’s acquisition of iGo Corporation on September 3, 2002. To date, this investigation remains unresolved. SFAS No. 141 defines a preacquisition contingency as “a contingency of an enterprise that is acquired in a business combination accounted for by the purchase method and that is in existence before the consummation of the combination. A preacquisition contingency can be a contingent asset, a contingent liability, or a contingent impairment of an asset.” Accordingly, the Company considers this SEC investigation and its related costs as a preacquisition contingency. Further, SFAS No. 141 defines the term allocation period as “[t]he period that is required to identify and measure the fair value of the assets acquired and the liabilities assumed in a business combination. The allocation period ends when the acquiring entity is no longer waiting for information that it has arranged to obtain and that is known to be available or obtainable. Thus, the existence of a preacquisition contingency for which an asset, a liability, or an impairment of an asset cannot be estimated does not, of itself, extend the allocation period. Although the time required will vary with circumstances, the allocation period should usually not exceed one year from the consummation of a business combination.” [emph. added.] Although SFAS No. 141 states the allocation period “should usually not exceed one year from the consummation of a business combination”, the Company considers the SEC investigation of the former directors and officers of iGo Corporation to be an unusual preacquisition contingency. During the three months ended March 31, 2005, the Company incurred an additional $217,000 in legal fees associated with this matter which were also recorded as miscellaneous direct acquisition costs related to original indemnification of iGo officers.

2)	Dispute regarding Portsmith contingent consideration: The merger agreement between the Company and Portsmith, dated February 20, 2002, included contingent consideration to be paid to Portsmith’s former stockholders based on Portsmith’s future revenue and earnings. The amount of contingent consideration was disputed by the parties and, during the year ended December 31, 2004, the Company recorded $347,000 of miscellaneous direct acquisition costs relating to legal fees incurred in connection with this dispute. On November 18, 2004, this dispute was finally resolved pursuant to a court order (see Form 10-K Part I, Item 3 “Legal Proceedings” on page 21). SFAS No. 141 states that “contingent consideration usually should be recorded when the contingency is resolved and consideration is issued or becomes issuable. In general, the issuance of additional securities or distribution of other consideration at resolution of contingencies based on earnings shall result in an additional element of cost of an acquired entity.” Until the court’s ruling on November 18, 2004, the contingent consideration remained unresolved and, accordingly, the Company considered the fees incurred in connection with the resolution of this unresolved contingent consideration to be a direct acquisition cost. Although the Company is currently engaged in litigation with the former Portsmith stockholders with respect to other unresolved claims, legal expenses associated with this litigation are not being

Kathleen Collins
August 5, 2005

recorded as miscellaneous direct acquisition costs as these fees do not relate to the contingent consideration.
Note 14 Discontinued Operations, page 58
5.	We note that you have presented the results of operations of your Texas subsidiary, which developed and marketed a handheld software product line, as discontinued operations for each of the periods presented. We further note, in a press release issued by you on September 21, 2004, that the sales agreement provides ‘favorable terms for Mobility to continue bundling the Quickoffice package with its hardware products’ and that the company who purchased the product line, MDM, ‘intends to enter into a distribution agreement to purchase Mobility’s Pitch products and resell them...’ Tell us how you considered the guidance in paragraphs 42(a) and (b) in concluding that it was appropriate to present the results from this product line as discontinued operations. Provide us an evaluation consistent with the guidance set forth in EITF 03-13 to support your conclusion.
     Response: The Company assumes the Staff is referring to paragraphs 42(a) and (b) of FASB Statement No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets (SFAS No. 144) and its response is based on this assumption. Paragraph 42 of SFAS No. 144 states, “[t]he results of operations of a component of an entity that either has been disposed of or is classified as held for sale shall be reported in discontinued operations in accordance with paragraph 43 if both of the following conditions are met: (a) the operations and cash flows of the component have been (or will be) eliminated from the ongoing operations of the entity as a result of the disposal transaction and (b) the entity will not have any significant continuing involvement in the operations of the component after the disposal transaction.” The Company considered this guidance in concluding that it was appropriate to present the results from the handheld software product line that was sold to MDM as discontinued operations based on the following evaluation consistent with the guidance set forth in EITF 03-13:
     Step 1: Are continuing cash flows expected to be generated by the ongoing entity? Yes. Continuing cash outflows associated with the disposed component (i.e. the Company’s handheld software product line) are being generated by the ongoing entity (i.e. the Company) and relate to payment of royalties to the acquirer (i.e. MDM) for software licenses bundled with Pitch family products. Although the parties intended to enter into an agreement for the distribution of the Company’s Pitch products, this agreement was never consummated and, as a result, the Company does not expect cash inflows to be generated from the sale of these products to MDM.
     Step 2: Do the continuing cash flows result from a migration or continuation of activities? Yes. The continuing cash outflows are the result of a continuation of activities between the Company and the disposed component, since the Company will license software from MDM.

Kathleen Collins
August 5, 2005

     Step 3: Are the continuing cash flows significant? No. The Company estimates that the cash outflows resulting from the payment of software license royalty fees to MDM will approximate less than five percent of the cash outflow that would have been generated by the disposed component. To date, the actual cash outflows have totaled approximately $400.
     Step 4: Does the ongoing entity have significant continuing involvement in the operations of the disposed component? No. The software licensing agreement likely will not result in the Company having the ability to significantly influence the operating and (or) financial policies of MDM following the sale based on the following: (a) the agreement to license software from MDM is estimated to result in less than five percent of the cash outflows that would have been generated by the disposed component, and (b) the rights conveyed by the agreement do not enable the Company to exert significant influence over MDM.
     Conclusion: Since the continuing cash flows are considered indirect cash flows and the Company will not have significant continuing involvement in the operations of MDM, classification as a discontinued operation would be appropriate.
Item 9A Controls and Procedures, page 63
6.	We note your statement here and in your March 31, 2005 Form 10-Q that your chief executive officer and chief financial officer have concluded that your disclosure controls and procedures were ‘adequate’ and designed to ensure that information required to be disclosed by you in this report is recorded, processed, summarized and reported by the filing date of this report, and that such information is accumulated and communicated to management, including the CEO and CFO, as appropriate, to allow timely decisions regarding required disclosure. Please revise future filings to state, if true, that your disclosure controls and procedures were ‘effective’ to ensure that information required to be disclosed by you in the reports that you file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Commission’s rules and forms and to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Exchange Act is accumulated and communicated to your management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.
     Response: The Company will revise future filings to state, if true, that its disclosure controls and procedures were ‘effective’ and designed to ensure that information required to be disclosed by the Company in the reports that it files or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Commission’s rules and forms and to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Exchange Act is accumulated and communicated to the Company’s management,

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August 5, 2005

including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.
     As requested pursuant to the Comment Letter, the Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the Form 10-K and Form 10-Q;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Form 10-K and Form 10-Q; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     Please contact me at (480) 477-3636 to discuss any questions you may have.

Sincerely, MOBILITY ELECTRONICS, INC. /s/ Joan W. Brubacher Joan W. Brubacher Executive Vice President & CFO

cc:	April Coleman, Staff Accountant Lisa Mitrovich, Assistant Chief Accountant Brian Roberts, General Counsel, Mobility Electronics, Inc Richard F. Dahlson, Jackson Walker, LLP